                                                                    Exhibit 13.1
--------------------------------------------------------------------------------

MANGOSOFT CORPORATION
(A DEVELOPMENT STAGE
COMPANY)

Financial Statements for the Years
Ended December 31, 1998 and 1997 and
Cumulative for the Period from June 15, 1995
(Inception) to December 31, 1998
and Independent Auditors' Report

MANGOSOFT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Balance Sheets as of December 31, 1998 and 1997                            2

   Statements of Operations for the Years Ended December 31, 1998
     and 1997 and Cumulative for the Period from June 15, 1995
     (Inception) to December 31, 1998                                         3

   Statements of Stockholders' Equity (Deficiency) for the Years
     Ended December 31, 1998 and 1997 and Cumulative for the Period
     from June 15, 1995 (Inception) to December 31, 1998                      4

   Statements of Cash Flows for the Years Ended December 31, 1998
     and 1997 and Cumulative for the Period from June 15, 1995
     (Inception) to December 31, 1998                                         5

   Notes to Financial Statements                                           6-16

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of MangoSoft Corporation:

We have audited the accompanying balance sheets of MangoSoft Corporation (a development stage company) (the "Company") as of December 1998 and 1997, and the related statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended and cumulative for the period from June 15, 1995 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MangoSoft Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and cumulative for the period from June 15, 1995 (inception) to December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company is a development stage enterprise engaged in the development of computer network technology. As discussed in Note 3 to the financial statements, the Company's recurring losses from operations and its dependency on financing raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also describe in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As disclosed in Note 11, on September 7, 1999, the Company was acquired by MangoSoft, Inc. (formerly known as First American Clock Co.) in a transaction to be accounted for as a reverse acquisition.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Boston, Massachusetts
March 5, 1999
  (September 7, 1999, as to the last paragraph of Note 8 and the first six paragraphs of Note 11; April 11, 2000 as to the seventh, eighth and ninth paragraphs of Note 11; May 19, 2000 as to the last paragraph of Note 11)

MANGOSOFT CORPORATION
(A Development Stage Company)

BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

ASSETS                                                                                    1998           1997
CURRENT ASSETS:
  Cash and equivalents                                                               $    232,637    $  9,366,392
  Accounts receivable, net of an allowance of $9,702 in 1998                                9,458         149,521
  Prepaid expenses and other current assets                                                 3,591          85,414
  Inventory                                                                                   275          63,036
                                                                                     ------------    ------------

           Total current assets                                                           245,961       9,664,363
                                                                                     ------------    ------------

PROPERTY AND EQUIPMENT:
  Computer equipment                                                                    1,529,654       1,497,731
  Furniture and fixtures                                                                  309,302         287,186
  Leasehold improvements                                                                  198,052         227,504
                                                                                     ------------    ------------

           Total property and equipment                                                 2,037,008       2,012,421

  Less accumulated depreciation and amortization                                       (1,830,744)     (1,393,648)
                                                                                     ------------    ------------

           Property and equipment - net                                                   206,264         618,773
                                                                                     ------------    ------------

DEPOSITS AND OTHER ASSETS                                                                   5,943         181,600

                                                                                     ------------    ------------
TOTAL                                                                                $    458,168    $ 10,464,736
                                                                                     ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)                                         1998           1997

CURRENT LIABILITIES:
  Demand notes payable to related parties                                            $  2,000,000    $       --
  Other short-term debt                                                                   750,000            --
  Accounts payable - including amounts past due                                         1,768,456       1,998,579
  Accrued expenses to related parties                                                     647,795            --
  Accrued payroll                                                                         142,834         217,588
  Other accrued expenses                                                                  424,172         613,221
  Deferred revenue                                                                         19,160         149,521
                                                                                     ------------    ------------

           Total current liabilities                                                    5,752,417       2,978,909
                                                                                     ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 8)

REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Redeemable convertible preferred stock, Series C,
    at redemption value  - 1,500,000 shares authorized,
    issued and outstanding; liquidation preference, $9,000,000                         10,536,748       9,589,814
  Redeemable convertible preferred stock, Series D, at redemption value -
    1,000,000 shares authorized;  799,751 shares issued and outstanding
    in 1998 and 1997; liquidation preference, $6,398,008                                7,193,384       6,578,732
  Redeemable convertible preferred stock, Series E,
    at redemption value - 1,450,000 shares authorized; 1,450,000 shares issued and outstanding in 1998; 1,426,409 shares issued
    and outstanding in 1997; liquidation preference, $13,050,000                       14,233,546      12,956,813
                                                                                     ------------    ------------

           Total redeemable convertible preferred stock                                31,963,678      29,125,359
                                                                                     ------------    ------------
STOCKHOLDERS' EQUITY (DEFICIENCY):
  Convertible preferred stock, Series A, $.01 par value per share - 2,250,000
    shares authorized, issued and outstanding; liquidation preference, $1,500,000          22,500          22,500
  Convertible preferred stock, Series B, $.01 par value per share - 750,002 shares
    authorized, issued and  outstanding; liquidation preference, $2,001,075                 7,500           7,500
  Common stock, $.001 par value per share - 25,000,000 shares authorized in 1998, 12,000,000 shares authorized in 1997;
    761,250 shares issued and outstanding in 1998; 750,000
    shares issued and outstanding in 1997                                                     761             750
  Additional paid-in capital                                                                 --         1,345,972
  Deficit accumulated during the development stage                                    (37,288,688)    (23,016,254)
                                                                                     ------------    ------------

           Total stockholders' equity (deficiency)                                    (37,257,927)    (21,639,532)
                                                                                     ------------    ------------

TOTAL                                                                                $    458,168    $ 10,464,736
                                                                                     ============    ============

See notes to financial statements.

MANGOSOFT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND CUMULATIVE FOR THE PERIOD
FROM JUNE 15, 1995 (INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                          Cumulative
                                                                            Since
                                              1998            1997        Inception
REVENUES                                 $    245,406    $       --      $    245,406

COST OF REVENUES                               91,529            --            91,529
                                         ------------    ------------    ------------

GROSS MARGIN                                  153,877            --           153,877

COSTS AND EXPENSES:
  Research and development                  6,615,558       6,988,603      18,564,568
  Selling and marketing                     2,608,190       5,935,308       9,086,670
  General and administrative                3,388,312       3,054,302       8,373,654
  Consulting fees to related party            647,795            --           647,795
                                         ------------    ------------    ------------

LOSS FROM OPERATIONS                      (13,105,978)    (15,978,213)    (36,518,810)
                                         ------------    ------------    ------------

OTHER INCOME (EXPENSE):
  Interest income                             168,498         197,218         565,076
  Interest expense to related parties         (19,726)           --           (19,726)
  Other interest expense                      (49,507)           --           (49,507)
  Other income (expense), net                 (67,200)           --           (67,200)
                                         ------------    ------------    ------------

           Total other income                  32,065         197,218         428,643
                                         ------------    ------------    ------------

NET LOSS                                  (13,073,913)    (15,780,995)    (36,090,167)

ACCRETION OF REDEEMABLE CONVERTIBLE
  PREFERRED STOCK                          (2,634,482)     (1,598,096)     (4,719,101)
                                         ------------    ------------    ------------

NET LOSS APPLICABLE TO COMMON
  STOCKHOLDERS                           $(15,708,395)   $(17,379,091)   $(40,809,268)
                                         ============    ============    ============

NET LOSS PER SHARE (BASIC AND DILUTED)   $     (20.74)   $     (23.17)   $     (54.26)
                                         ============    ============    ============

SHARES USED IN CALCULATING NET LOSS
  PER SHARE                                   757,500         750,000         752,143
                                         ============    ============    ============

See notes to financial statements

MANGOSOFT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND CUMULATIVE FOR THE PERIOD
FROM JUNE 15, 1995 (INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------



                                                                                  CONVERTIBLE                   CONVERTIBLE
                                                                                PREFERRED STOCK               PREFERRED STOCK
                                                                           -------------------------   ---------------------------
                                                                                   SERIES A                      SERIES B
                                                                            SHARES         AMOUNT         SHARES         AMOUNT
                                                                           ----------   ------------   ------------   ------------
BALANCE, JUNE 15, 1995 (INCEPTION)                                                 --   $         --             --   $         --

  Issuance of common stock, at $0.001 per share                                    --             --             --             --
  Issuance of convertible preferred stock, Series A,
    at $0.67 per share, net of issuance costs of $26,998                    2,250,000         22,500             --             --
  Issuance of convertible preferred stock, Series B,
    at $2.67 per share, net of issuance costs of $14,041                           --             --        750,002          7,500
  Net loss                                                                         --             --             --             --
                                                                           ----------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 1995                                                  2,250,000         22,500        750,002          7,500

  Accretion of redeemable convertible
    preferred stock                                                                --             --             --             --
  Net loss                                                                         --             --             --             --
                                                                           ----------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 1996                                                  2,250,000         22,500        750,002          7,500

  Accretion of redeemable convertible
    preferred stock                                                                --             --             --             --
  Net loss                                                                         --             --             --             --
                                                                           ----------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 1997                                                  2,250,000         22,500        750,002          7,500

  Conversion of accounts payable                                                   --             --             --             --
  Accretion of redeemable convertible
    preferred stock                                                                --             --             --             --
  Net loss                                                                         --             --             --             --
                                                                           ----------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 1998                                                  2,250,000   $     22,500        750,002   $      7,500
                                                                           ==========   ============   ============   ============



                                                                                                         DEFICIT
                                                                                                       ACCUMULATED
                                                                                        ADDITIONAL     DURING THE
                                                                COMMON STOCK             PAID-IN       DEVELOPMENT
                                                           SHARES         AMOUNT         CAPITAL          STAGE          TOTAL
                                                         -----------   ------------   ------------    ------------    ------------
BALANCE, JUNE 15, 1995 (INCEPTION)                                --   $         --   $         --    $         --    $         --

  Issuance of common stock, at $0.001 per share              750,000            750             --              --             750
  Issuance of convertible preferred stock, Series A,
    at $0.67 per share, net of issuance costs of $26,998          --             --      1,451,057              --       1,473,557
  Issuance of convertible preferred stock, Series B,
    at $2.67 per share, net of issuance costs of $14,041          --             --      1,979,534              --       1,987,034
  Net loss                                                        --             --             --      (1,119,683)     (1,119,683)
                                                         -----------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1995                                   750,000            750      3,430,591      (1,119,683)      2,341,658

  Accretion of redeemable convertible
    preferred stock                                               --             --       (486,523)             --        (486,523)
  Net loss                                                        --             --             --      (6,115,576)     (6,115,576)
                                                         -----------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1996                                   750,000            750      2,944,068      (7,235,259)     (4,260,441)

  Accretion of redeemable convertible
    preferred stock                                               --             --     (1,598,096)             --      (1,598,096)
  Net loss                                                        --             --             --     (15,780,995)    (15,780,995)
                                                         -----------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1997                                   750,000            750      1,345,972     (23,016,254)    (21,639,532)

  Conversion of accounts payable                              11,250             11         89,989              --          90,000
  Accretion of redeemable convertible
    preferred stock                                               --             --     (1,435,961)     (1,198,521)     (2,634,482)
  Net loss                                                        --             --             --     (13,073,913)    (13,073,913)
                                                         -----------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1998                                   761,250   $        761   $         --    $(37,288,688)   $(37,257,927)
                                                         ===========   ============   ============    ============    ============

See notes to financial statements.

MANGOSOFT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND CUMULATIVE FOR THE
PERIOD JUNE 15, 1995 (INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                                  CUMULATIVE
                                                                                                                    SINCE
                                                                                     1998            1997         INCEPTION

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                      $(13,073,913)   $(15,780,995)   $(36,090,167)
                                                                                ------------    ------------    ------------

  Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                  542,166         777,561       1,935,814
      Loss on disposal of equipment                                                   71,942              --          71,942
      Changes in assets and liabilities:
        Accounts receivable                                                          140,063        (149,521)         (9,458)
        Inventory                                                                     62,761         (63,036)           (275)
        Prepaid expenses and other current assets                                     81,823         (49,105)         (3,591)
        Deposits and other assets                                                    175,657          80,200          (5,943)
        Accounts payable                                                            (140,123)      2,421,224       1,768,456
        Accrued expenses to related parties                                          647,795              --         647,795
        Accrued payroll                                                              (74,754)        (58,128)        142,834
        Other accrued expenses                                                      (189,049)             --         424,172
        Deferred revenue                                                            (130,361)        149,521          19,160
                                                                                ------------    ------------    ------------

           Total adjustments                                                       1,187,920       3,108,716       4,990,906
                                                                                ------------    ------------    ------------

           Net cash used in operating activities                                 (11,885,993)    (12,672,279)    (31,099,261)
                                                                                ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                                        12,749              --          12,749
  Expenditures for property and equipment                                           (214,348)       (779,740)     (2,226,769)
                                                                                ------------    ------------    ------------

           Net cash used in investing activities                                    (201,599)       (779,740)     (2,214,020)
                                                                                ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuances of common and preferred stock                          203,837      18,824,095      30,795,918
  Proceeds from other debt financing                                                 750,000              --         750,000
  Proceeds from issuance of notes to related parties                               2,000,000              --       2,000,000
                                                                                ------------    ------------    ------------

           Net cash from financing activities                                      2,953,837      18,824,095      33,545,918
                                                                                ------------    ------------    ------------

NET (DECREASE) INCREASE  IN CASH AND EQUIVALENTS                                  (9,133,755)      5,372,076         232,637

CASH AND EQUIVALENTS, BEGINNING OF PERIOD                                          9,366,392       3,994,316              --
                                                                                ------------    ------------    ------------

CASH AND EQUIVALENTS, END OF PERIOD                                             $    232,637    $  9,366,392    $    232,637
                                                                                ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION -
  Cash paid for interest                                                        $     69,233    $         --    $     69,233
                                                                                ============    ============    ============

NONCASH FINANCING ACTIVITY:
  Conversion of accounts payable to common stock                                $     90,000    $         --    $         --
                                                                                ============    ============    ============

  Accretion of redeemable convertible preferred stock                           $  2,634,482    $  1,598,096    $  4,719,101
                                                                                ============    ============    ============

See notes to financial statements

MANGOSOFT CORPORATION
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND CUMULATIVE FOR
THE PERIOD FROM JUNE 15, 1995 (INCEPTION) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------

1.  NATURE OF BUSINESS

    MangoSoft Corporation (a development stage company) (the "Company") develops advanced software technology to simplify, expand and integrate networking and pooled use of computer resources. It is engaged in a single operating segment of the computer software industry.

    The Company is considered to be a development stage company because it has not generated significant revenues from products that have been developed to date. The Company is subject to a number of risks similar to those of other companies in an early stage of development. Principal among these risks are dependencies on key individuals, competition from other substitute products and larger companies, the successful development and marketing of its products and the need to obtain adequate additional financing necessary to fund future operations.

    The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1998 and 1997 and cumulative for the period from June 15, 1995 (inception) to December 31, 1998, the Company incurred net losses of $13,073,913, $15,780,995 and $36,090,167, respectively, and at December 31, 1998 a substantial portion of it's accounts payable was past due. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

    During 1999, management expects to reduce operating expenses, reevaluate operations, and seek additional equity and debt financing. Management expects to further develop markets for the Company's products by establishing license and contractual agreements with original equipment manufacturers.

    As a result of these steps, management believes that the Company will have sufficient capital to fund operations for the foreseeable future.

    The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing and, ultimately, to attain profitability.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable and short-term debt, are carried at cost which approximates their fair value because of the short-term maturities of these financial instruments.

    CASH AND EQUIVALENTS - Cash and equivalents include cash on hand, cash deposited with banks, and highly liquid debt securities with remaining maturities of 90 days or less when purchased.

    INVENTORY - Inventory is stated at lower of cost or market using the first-in, first-out method. Inventory consists of costs associated with printing and packaging of software.

    PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (one to five years) of the related assets. The Company periodically evaluates the recoverability of its long-lived assets based on the expected undiscounted cash flows and recognizes impairments, if any, based on discounted cash flows.

    REVENUE RECOGNITION - Revenue is recognized when earned. The Company sells its products primarily through distributors, wherein the revenue is recognized upon resale of the products by the distributor. Revenue from products licensed to original equipment manufacturers ("OEMs") is recognized when OEMs ship the licensed products. Provisions are recorded for estimated product returns and allowances.

    SOFTWARE DEVELOPMENT COSTS - Costs incurred prior to technological feasibility of the Company's software products are expensed as research and development costs. Certain costs incurred after technological feasibility has been established are capitalized. In 1998 and 1997, no such costs were capitalized.

    STOCK-BASED COMPENSATION - The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

    Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

    INCOME TAXES - The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This statement requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates presently in effect. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

    NET LOSS PER COMMON SHARE - The Company computes basic and diluted earnings
    (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per common share are computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period.

    Basic and diluted loss per common share are the same for all periods presented as potentially dilutive stock options of 1,994,737 in 1998 and 1,128,561 in 1997 have not been included in the calculation as their effect is antidilutive.

    COMPREHENSIVE INCOME - Comprehensive income (loss) was equal to net income
    (loss) for each year.

    FUTURE ADOPTION OF ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of SFAS No. 133 are effective for periods beginning after June 15, 2000. The Company is currently evaluating the effect, if any, SFAS No. 133 will have on the Company's financial position and its results of operations. The Company will adopt this accounting standard on January 1, 2001, as required.

    RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 financial statements and cumulative since inception amounts to conform to the 1998 presentation.

3.  SHORT-TERM DEBT

    On May 28, 1998, the Company entered into a $1,250,000 financing agreement with a bank. The financing consists of a $750,000 equipment term loan and a $500,000 revolving loan. Advances against the revolving loan were based on a percentage of eligible accounts receivable. Interest was charged at the bank's prime rate plus 1/2% (8.25% at December 31, 1998). Borrowings were collateralized by substantially all of the Company's assets. The financing agreement contained financial and nonfinancial covenants including a prohibition on further indebtedness. In connection with the February 11, 1999 issuance of 12% Senior Secured Convertible Notes (Note 11) by the Company, the amounts outstanding under this agreement were paid in full and the agreement was terminated. The Company was not in compliance with its financial covenants as of December 31, 1998.

    In October 1998, the Company entered into financing agreements with two stockholders to provide $2,000,000 of financing through the issuance of demand notes. Borrowings bear interest at 8%. Amounts outstanding at December 31, 1998 total $2,000,000. In connection with the issuance by the Company of 12% Senior Secured Convertible Notes on February 11, 1999, the demand notes were converted into 12% Senior Secured Convertible Notes (Note 11).

4.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    At December 31, 1998, the Company had 1,500,000 authorized, issued and outstanding shares of Series C Redeemable Convertible Preferred Stock, $.01 par value (the "Series C Preferred Stock") with a liquidation preference of $9 million; 1,000,000 authorized, 799,751 issued and outstanding shares of Series D Convertible Preferred Stock, $.01 par value (the "Series D Preferred Stock") with a liquidation preference of $6.4 million; and 1,450,000 authorized, issued and outstanding shares of Series E Convertible Preferred Stock, $.01 par value (the "Series E Preferred Stock") with a liquidation preference of $13.1 million (collectively, the "Redeemable Preferred Stock").

    The Redeemable Preferred Stock has no stated dividend rate. The holders are entitled to receive dividends if dividends are declared on either the Company's common stock or the Series A and B Convertible Preferred Stock (Note 5). The Company has not declared dividends since its inception. Information with respect to the issuance of the Redeemable Preferred Stock is as follows:

                                                                Issuance Date  Net Proceeds
                                                                -------------  ------------
    Series C Redeemable Preferred Stock, 1,500,000 shares at     June 1996      $ 8,216,645
    $6.00 per share, net of offering costs of $783,355

    Series D Redeemable Preferreed Stock, 799,751 shares at      April 1997       6,046,988
    $8.00 per share, net of offering costs of $351,020

    Series E Redeemable Preferred Stock, 1,450,000 shares at    December 1997    12,777,107
    $9.00 per share, net of offering costs of $272,893                          -----------
                                                                                $27,040,740
                                                                                ===========

    CONVERSION AND VOTING RIGHTS - Holders of the Redeemable Preferred Stock have the right and option to convert the preferred shares, at any time, into shares of common stock. Each share of Redeemable Preferred Stock will initially convert into one share of common stock. The conversion rate will be adjusted for stock splits, combinations, stock dividends and distributions. The Redeemable Preferred Stock has voting rights equal to the number of shares of common stock into which it is convertible. Under certain events, including a public offering of the common stock or approval by a certain percentage of each class of the holders, the Redeemable Preferred Stock would automatically convert into common stock at the applicable rate.

    REDEMPTION - On June 15, 2001, the Company may be required, at the option of the holders of a majority of the then outstanding Series C, Series D and Series E Preferred Stock, to redeem 33 1/3% of the outstanding shares of the Series C, Series D and Series E Preferred Stock, and 50% and 100% of all outstanding shares on the first and second anniversaries from June 15, 2001, respectively. The shares of the Series C, Series D and Series E Preferred Stock shall be redeemed at $6.00, $8.00 and $9.00 per share, respectively, plus dividends at a per annum rate, which would provide the holder with an 8% compounded return on the initial purchase price of $6.00, $8.00 and $9.00 per share, respectively, computed from May 22, 1996, January 31, 1997, and October 31, 1997, respectively, to each Series' respective redemption date.

    Assuming no dividends are paid on the Series C, Series D and Series E Preferred Stock, the future aggregate redemption requirements are as follows:

                                      SERIES C      SERIES D      SERIES E

    June 15, 2001                   $ 4,345,306   $ 2,970,202   $ 5,746,573
    June 15, 2002                     4,812,878     3,233,732     6,229,077
    June 15, 2003                     5,240,982     3,515,525     6,740,888
                                    -----------   -----------   -----------
                                    $14,399,166   $ 9,719,459   $18,716,538
                                    ===========   ===========   ===========

    The redemption right will terminate in the event of a public offering of shares of common stock in which the Company receives not less than $15,000,000 in proceeds at an offering price to the public of not less than $8.80 per share. At any time following a public offering of shares of the common stock in which the Series C, Series D and Series E Preferred Stock does not automatically convert, the Company may, at its option, redeem any portion of the then outstanding Series C, Series D and Series E Preferred Stock at $10.25 per share.

    LIQUIDATION - In the event of liquidation of the Company, the holders of the Redeemable Preferred Stock are entitled to receive in preference to the holders of common stock, an amount equal to the greater of (a) $6.00 per share in the case of Series C Preferred Stock, $8.00 per share in the case of Series D Preferred Stock and $9.00 per share in the case of Series E Preferred Stock, plus any declared and unpaid dividends; or (b) the amount the holders would have received had they converted the Redeemable Preferred Stock to common stock immediately prior to such liquidation.

    DIVIDENDS - The holders of the Series C Preferred Stock will receive dividends when and if declared by the Board of Directors.

5.  STOCKHOLDERS' EQUITY (DEFICIENCY)

    CONVERTIBLE PREFERRED STOCK - At December 31, 1998, the Company has 2,250,000 authorized, issued and outstanding shares of Series A Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock") with a liquidation preference of $1,500,000; and 750,002 authorized, issued and outstanding shares of Series B Convertible Preferred Stock, with a liquidation preference of $2,001,075, $.01 par value (the "Series B Preferred Stock") (collectively, the "Convertible Preferred Stock").

    Holders of the Convertible Preferred Stock have the right and option to convert the preferred shares, at any time, into shares of common stock. Each share of Convertible Preferred Stock will initially convert into one share of common stock. The conversion rate will be adjusted for stock splits, combinations, stock dividends and distributions. The Convertible Preferred Stock has voting rights equal to the number of shares of common stock into which it is convertible and a preference over the holders of the common stock in the event of liquidation. In the event of a public offering of the common stock or upon written notice of at least 51% of all the then-outstanding shares, the Series A Preferred Stock and Series B Preferred Stock would automatically convert into common stock at the applicable conversion rate.

    In the event of liquidation of the Company, the holders of the Convertible Preferred Stock are entitled to receive in preference to the holders of common stock, an amount equal to the greater of (a) $0.6667 per share in the case of each share of Series A Preferred Stock, and $2.67 per share in the case of Series B

    Preferred Stock, plus any declared and unpaid dividends; or (b) the amount the holders would have received had they converted the Convertible Preferred Stock to common stock immediately prior to such liquidation.

    The Convertible Preferred Stock has no stated dividend rate. The holders are entitled to receive dividends should dividends be declared on the Company's common stock. The Company has not declared dividends since its inception.

    COMMON STOCK - At December 31, 1998 and 1997, the Company had authorized 25,000,000 and 12,000,000 shares, respectively, of $.001 par value common stock (the "common stock"), of which, at December 31, 1998, 761,250 shares are issued and outstanding; 2,250,000 shares are reserved for issuance upon conversion of the Series A Preferred Stock; 750,002 shares are reserved for issuance upon conversion of the Series B Preferred Stock; 1,500,000 shares are reserved for issuance upon conversion of the Series C Preferred Stock; 799,751 shares are reserved for issuance upon conversion of the Series D Preferred Stock; 1,450,000 shares are reserved for issuance upon conversion of the Series E Preferred Stock; 180,000 shares are reserved for issuance upon exercise of outstanding common stock warrants; and 2,000,000 shares are reserved for issuance pursuant to the Company's 1995 Stock Plan.

    WARRANTS - In connection with the offering of the Series C Preferred Stock, the Company issued warrants to purchase 180,000 shares of common stock at $8.00 per share, with 120,780 of such warrants expiring on May 22, 2001 and 59,220 expiring on June 28, 2001. In connection with the offering of the Series D Preferred Stock, the Company issued warrants to purchase 51,800 shares of common stock at $10.00 per share, with 45,300 of such warrants expiring on April 9, 2002 and 6,500 expiring on April 29, 2002.

    STOCK OPTIONS - The Company's 1995 Stock Plan, as amended, provides for the issuance of nonqualified and incentive stock options to employees, officers, directors and consultants to purchase up to 2,000,000 shares of common stock at exercise prices not less than the fair market value at the date of grant as determined by the Company's Board of Directors. Options generally become exercisable over a four-year period as specified at the date of the grant and expire ten years from the date of the grant.

                                                           WEIGHTED-
                                                            AVERAGE
                                                           EXERCISE
                                                             PRICE
                                               SHARES      PER SHARE

          Outstanding at January 1, 1997        522,165    $   1.34

            Granted                             785,475        3.18
            Canceled                           (179,079)       2.10
            Exercised                                --          --
                                              ---------

          Outstanding at December 31, 1997    1,128,561        2.50

            Granted                           1,300,081        3.55
            Canceled                           (433,905)       3.23
            Exercised                                --          --
                                              ---------

          Outstanding at December 31, 1998    1,994,737        3.02
                                              =========

          Exercisable at December 31, 1998      379,565        1.74
                                              =========

          Exercisable at December 31, 1997      196,186        1.26
                                              =========

    The following table sets forth information regarding options outstanding at December 31, 1998:

                                                                           WEIGHTED-
                              WEIGHTED-    WEIGHTED-                   AVERAGE EXERCISE
                              AVERAGE       AVERAGE        NUMBER     PRICE OF CURRENTLY
  EXERCISE       NUMBER OF    EXERCISE     REMAINING     CURRENTLY        EXERCISABLE
   PRICES          SHARES      PRICE      LIFE (YEARS)  EXERCISABLE         OPTIONS

   $0.35          191,000      $0.35          6.8         143,251           $0.35
    1.33           50,000       1.33          6.5          50,000            1.33
    1.35           50,250       1.35          7.3          25,124            1.35
    3.00          155,250       3.00          8.1          76,664            3.00
    3.25          317,776       3.25          8.7          79,713            3.25
    3.50        1,179,198       3.50          9.9              --              --
    4.00           51,263       4.00          9.3           4,813            4.00
                ---------                                 -------
                1,994,737                                 379,565
                =========                                 =======

    PRO FORMA DISCLOSURE - As discussed in Note 2, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had the Company used the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," to measure compensation, the reported net loss for 1998 and 1997 would have been $13,309,507 and $15,943,460, respectively. For purposes of calculating the pro forma effects on net loss, the fair value of options on their grant date was measured using the minimum value method with a risk-free interest rate of 6% and an option life of ten years. Options granted during 1998 and 1997 had a weighted-average grant date fair value of $1.00 and $1.01, respectively.

6.  INCOME TAXES

    The tax effect of significant items comprising the Company's deferred tax assets at December 31 are as follows:

                                               1998            1997

     Deferred tax assets:
       Net operating loss carryforwards   $ 13,849,000    $  8,573,000
       Research and development credits      1,442,000         852,000
       Depreciation and amortization           316,000         312,000
       Organization costs and software         103,000         161,000
       Allowance for doubtful accounts          29,000              --
       Accrued vacation                         46,000          44,000
                                          ------------    ------------

                                            15,785,000       9,942,000

     Valuation allowance                   (15,785,000)     (9,942,000)
                                          ------------    ------------
     Net deferred tax assets              $         --    $         --
                                          ============    ============

    The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of December 31, 1998 and 1997. The valuation allowance increased by $5,843,000 and $6,781,000 during 1998 and 1997, respectively, as it is more likely than not that the Company would not realize the value of the deferred tax assets.

    The Company has federal and state tax net operating loss carryforwards available for future periods of approximately $34,550,000, which expire beginning in 2010, and state tax net operating loss carryforwards of approximately $34,368,000, which expire beginning in 2000. As a result of changes in ownership of the Company, there may be limitations on the amounts of net operating loss carryforwards that may be utilized in any one year. The Company also has research and development credits for federal and state tax purposes of approximately $756,000 and $576,000, respectively, which expire beginning in 2011.

    The Company did not pay any income taxes in 1998 and 1997.

    A reconciliation between the amount of income tax determined by applying the applicable U.S. statutory tax rate to the pretax loss is as follows:

                                                                 1998     1997

     Federal statutory rate                                      (34)%    (34)%
     State tax, net of federal impact                             (6)      (6)
     Provision for valuation allowance on deferred tax assets     40       40
                                                                 ---      ---
                                                                   - %      - %
                                                                 ===      ===

7.  RETIREMENT SAVINGS PLAN

    The Company has a 401(k) retirement savings plan covering substantially all of its employees. Under the provisions of the plan, employees may contribute up to 15% of their compensation within certain limitations. The Company may, at the discretion of the Board of Directors, make contributions on behalf of its employees under this plan. Such contributions, if any, become fully vested after five years of continuous service. The Company did not make any contributions in 1998 and 1997.

8.  COMMITMENTS AND CONTINGENCIES

    The Company has a cancelable operating lease for office space which expires in 2001. The Company also leases various office equipment under operating leases. Total rent expense was approximately $632,000 and $465,000 for the years ended December 31, 1998 and 1997, respectively. Future minimum rental payments under the cancelable operating lease are $505,000, $511,000 and $341,000 for the years ending December 31, 1999, 2000 and 2001, respectively.

    At December 31, 1998, there was pending litigation against the Company that was brought by a former chief executive officer of the Company. The Company filed countersuit, and in June 1999, the case was subsequently settled. In the settlement agreement, the Company agreed to repurchase for $100,000, 200,000 shares of common stock held by the former chief executive officer and to permit the former chief executive officer to retain certain common stock options. In the ordinary course of its business, the Company is party to various legal actions that management believes are routine in nature and incidental to the operations of its business. While the outcome of such actions cannot be predicted with certainty, management believes that, based on the experience of the Company in dealing with these matters, the ultimate resolution of these matters will not have a material adverse impact on the financial condition or results of operations of the Company.

9.  TRANSACTIONS WITH STOCKHOLDERS

    DEMAND NOTES PAYABLE - As discussed in Note 3, the Company received $2,000,000 of interim financing from two stockholders in 1998 in the form of demand notes with interest at an annual rate of 8%.

    ADMINISTRATIVE SERVICES - During 1998, a stockholder provided administrative assistance to the Company. Amounts expensed and accrued for such services were $647,795 which are reflected as accrued liabilities in the accompanying balance sheet. No administrative assistance was provided in 1997.

10. GEOGRAPHIC SALES INFORMATION AND MAJOR CUSTOMERS

    The Company's sales in Japan and North America were 88% and 15%, respectively, in 1998. There were no sales in 1997. One customer accounted for 100% of accounts receivable as of December 31, 1998 and one customer accounted for 85% of revenues during 1998.

11. SUBSEQUENT EVENTS

    12% SENIOR SECURED CONVERTIBLE NOTES - On February 11, 1999, the Company issued 12% Senior Secured Convertible Notes (the "Notes") in the amount of $6,000,000. Proceeds from the issuance of the Notes were used to pay in full and terminate the agreement related to the $1,250,000 financing agreement entered into with a bank as discussed in Note 3. In addition, the $2,000,000 demand notes entered into with stockholders (Note 3) were converted and incorporated into the $6,000,000 issuance of these Notes. The Notes bear interest on the outstanding principal amount, until the Notes are either converted or paid in full, at 12% per annum. Principal and interest are due 182 days from the issuance dates but the Company has the option to extend the maturity date of the Notes up to an additional 365 days upon payment of an extension fee. The Notes are secured by substantially all of the assets of the Company, including equipment, inventory and intangible property. The Notes are convertible into common stock at the option of the holder at a conversion price of $3.50 per common stock share, or at 75% of the lowest cash price paid in any equity offering during the period the Notes are outstanding. In addition, the conversion price will continue to decrease by 5% per month for each month following the initial six-month period the Notes remain unpaid, provided that the final conversion value will never be less than 50% of the lowest price paid by investors in any equity financing.

    MERGER - On September 7, 1999, the Company entered into a merger agreement with MangoSoft, Inc. (formerly First American Clock Co.) ("Clock"). Under the terms of the merger agreement, the Company merged with and into Clock, and the holders of the Company's capital stock received 6,008,998 shares of common stock (par value $.001 per share) of Clock. The Company's capital stock includes all common shares as well as shares of Series A, B, C, D and E preferred stock. All of the Company's existing common stock options and common stock warrants were canceled, and the 1999 Incentive Compensation Plan was adopted. As part of the merger, the Company completed a private placement ("Private Placement") of 3,000,000 shares of its common stock for net proceeds of $3,098,827.

    As a result of the merger, the $6,000,000 Notes issued by the Company in February 1999 were exchanged for 9,000,000 common shares of Clock. The Notes contained a beneficial conversion feature which allowed their conversion into common stock at less than the fair market value of the common stock. As part of the merger, the Company completed the Private Placement of 3,000,000 shares of its common stock at $1.25 per share for net proceeds of $3,098,827. This per share value was the lowest cash price paid in any equity offering during the period the Notes were outstanding. At the time of the merger, the terms of the Notes allowed for their conversion at 65% of the $1.25 per share equity offering price, or $.81 per share. To facilitate the completion of the merger, a Note Conversion Agreement was entered into between the Company and the holders of the Notes, which allowed for their conversion at $.71 per share (including accrued interest), or $.54 per share below the fair market value of the Company's common stock. In accordance with EITF Issue No. 98-5,"Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," the difference of $4,860,000 will be recognized as a beneficial conversion feature through a charge to interest expense and a credit to additional paid-in capital in the Company's 1999 financial statements.

    At the time of the merger, the common shares issued to the Company's former stockholders represented a majority of the combined companies' common stock, enabling the Company's former stockholders to retain voting and operating control of the Company. Because Clock was a non-operating entity and the closing of the Private Placement was contingent upon the closing of the merger, the merger was accounted for as a capital transaction and was treated as a reverse acquisition as the stockholders of MangoSoft received the larger portion of the voting interests in the combined enterprise.

    PRO FORMA DISCLOSURE - The following table represents the unaudited pro forma results of operations for the years ended December 31, 1998 and 1997, assuming the merger had occurred on January 1, 1997, the beginning of the earliest period presented in the accompanying financial statements. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of what would have occurred had the merger occurred at that date or of results which may occur in the future.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                           1998             1997
                                                                (UNAUDITED)
Revenue                                                $    245,406    $         --
Loss from operations                                    (13,133,180)    (15,992,094)
Net loss                                                (13,101,389)    (15,794,944)
Net loss applicable to common shares                    (13,101,389)    (15,794,944)
Net loss per common share (basic and diluted)                 (1.55)          (3.09)
Shares used in calculating net loss per common share      8,428,664       5,118,734

    STOCK OPTION GRANTS TO A DIRECTOR - On September 7, 1999, the Company entered into an agreement with one of its directors whereby the director receives stock otion grants exercisable at the current market price of the Company's common stock on the date of grant equal to 1% of the voting securities of the Company on a fully-diluted basis.

    COMMON AND SERIES A CONVERTIBLE PREFERRED STOCK - In March and April 2000, the Company completed the sale of 2.5 million shares of a new issuance of Convertible Preferred Stock, Series A (the "Preferred Stock") to accredited investors at $4.00 per share. The Preferred Stock is convertible into common stock (initially at a ratio of one to one) and has a liquidation preference of $10 million. The Preferred Stock will automatically convert to common stock upon the subsequent sale of an additional $10 million of the Company's securities.

    In accordance with Emerging Issues Task Force Abstract No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," the proceeds from the Series A financing will be allocated between the conversion feature and the preferred stock; because the fair value of the common stock was significantly in excess of the conversion price implicit in the Series A stock, the entire amount of net proceeds will be allocated to the conversion feature. Because the preferred stock is immediately convertible into common stock, an immediate dividend or accretion will be recorded from common stockholders' equity to the carrying value of the Series A preferred stock.

    In March 2000, the Company sold 4.0 million shares of common stock to accredited investors at $5.00 per share. Upon completion of the sale of common stock, the Preferred Stock will automatically convert, in accordance with its terms, into 2.5 million shares of common stock. The $29.4 million in proceeds from the sale of the common stock and Preferred Stock will be used for research and development, marketing and general working capital or such other purposes as the Company may determine from time to time in its discretion.

    STOCK OPTION PLAN - On May 19, 2000, the Company's stockholders approved the Company's 1999 Incentive Compensation Plan, as amended and restated, including increasing the number of shares available for grant under the Plan from 3,500,000 to 8,000,000 shares.